JANNEY MONTGOMERY SCOTT LLC

I N V E S T M E N T   B A N K I N G

Established 1832

July 26, 2007

The Board of Directors

Boardwalk Bancorp, Inc.

201 Shore Road

Linwood, New Jersey 08221

Members of the Board:

Boardwalk Bancorp, Inc. (“Boardwalk”) and Cape Savings Bank (“Cape Savings”) have entered into an Agreement and Plan of Reorganization (“Merger Agreement”) providing for the merger of Boardwalk with and into Cape Savings. The proposed merger consideration is outlined in the Merger Agreement dated July 26, 2007. You have requested our opinion, as of the date hereof, whether the aggregate merger consideration pursuant to the Merger Agreement is fair, from a financial point of view, to the shareholders of Boardwalk.

Pursuant to the Merger Agreement, Boardwalk will be merged into a newly formed bank holding company and Boardwalk Bank will be merged into Cape Savings Bank (collectively, the transaction is the “Merger”) and as a result of the Merger, as defined in the Merger Agreement, each share of Boardwalk common stock will be converted into the right to receive, at the election of the shareholder either (a) 2.3 shares of the Cape Bancorp Common Stock or (b) cash in an amount equal to $23.00 per share, subject to 50% of the number of Boardwalk’s shares outstanding being exchanged for cash (the “Merger Consideration”).

Janney Montgomery Scott LLC, (“JMS”) as part of its investment banking business, engages in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

In rendering our opinion, we have, among other things:

(a)	reviewed the Merger Agreement dated July 26, 2007;

(b)	reviewed the historical financial performances, current financial positions and general prospects of Boardwalk and Cape Savings;

(c)	examined the historical stock prices and trading volumes of Boardwalk’s common stock;

(d)	reviewed certain internal financial data and projections of Boardwalks and Cape Savings;

(e)	considered the proposed financial terms of the Merger and examined the estimated results of the proposed conversion and Merger on tangible book value and earnings per share;

(f)	to the extent deemed relevant, analyzed selected public information of certain other bank and thrift holding companies and compared Boardwalk and Cape Savings from a financial point of view to these other bank and thrift holding companies;

1801 Market Street Philadelphia, PA 19103-1675 Tel 215.665.6180 Fax 215.665.6197

Members New York Stock Exchange, Inc. Other Principal Exchanges

July 26, 2007

Board of Directors

Boardwalk Bancorp, Inc.

(g)	compared the terms of the Merger with terms of other comparable transactions to the extent information concerning such acquisitions was deemed generally comparable;

(h)	discussed with certain members of senior management of Boardwalk and Cape Savings the strategic aspects of the Merger; and

(i)	performed such other analyses and examination as we deemed necessary.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Boardwalk or Cape Savings or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of Boardwalk and Cape Savings that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken any independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Boardwalk or Cape Savings or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make any independent evaluation of the adequacy of the allowance for loan losses of Boardwalk or Cape Savings or any of their subsidiaries nor have we reviewed any individual credit files and have assumed that the respective allowance for loan losses are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. With respect to financial projections, Boardwalk’s and Cape Savings’ management have confirmed to us that they reflect the best currently available estimates and judgements of such management of the future financial performance of Boardwalk and Cape Savings respectively, and we have assumed that such performance will be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no change in Boardwalk’s or Cape Savings’ assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Boardwalk and Cape Savings will remain as going concerns for all periods relevant to our analysis, that all of the representations and warranties contained in the Merger Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent to the Merger Agreement are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. With your consent, we have relied on the advice that Boardwalk has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Merger Agreement.

In rendering our opinion, we have assumed that in connection with obtaining the necessary approvals for the Merger, no restrictions or conditions will be imposed that would have a material adverse effect on the contemplated benefits of the Merger. Our opinion is necessarily rendered on the basis of market, economic and other conditions prevailing as of the date hereof and on the conditions and prospects, financial and

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July 26, 2007

Board of Directors

Boardwalk Bancorp, Inc.

otherwise, of Boardwalk and Cape Savings as they exist and are known to us on the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. Furthermore, this opinion does not represent our opinion as to what the value of Cape Savings may be when the Cape Savings Common Stock is issued to Boardwalk shareholders upon consummation of the Merger or the prices at which Cape Savings’ or Boardwalk’s common stock may trade at any time. In addition, we express no recommendation as to how the shareholders of Boardwalk should vote at the shareholders meeting held in connection with the Merger.

We have acted as Boardwalk’s financial advisor in connection with the Merger and will receive a fee for our services, a portion of which is contingent upon consummation of the Merger. Boardwalk has agreed to indemnify us for certain liabilities arising out of rendering this opinion. Additionally, in the ordinary course of our business as a broker-dealer, we may, from time to time, have a long or short position in, and buy or sell, debt or equity securities of Boardwalk or Cape Savings for our own account or for the accounts of our customers.

Our opinion is directed to the Board of Directors of Boardwalk in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Boardwalk as to how such shareholder should vote when considering the Merger or the form of consideration such shareholder should elect in the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to the Boardwalk shareholders and does not address the underlying business decision of Boardwalk to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Boardwalk or the effect of any other transaction in which Boardwalk might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or any other document, nor shall this opinion be used for any other purposes, without our prior written consent.

On the basis of and subject to the foregoing, we are of the opinion that as of the date hereof, the Merger Consideration pursuant to the Merger Agreement is fair, from a financial point of view, to the shareholders of Boardwalk.

Very truly yours,

Janney Montgomery Scott LLC

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